Mail Stop 6010

October 27, 2008

Mr. Evan Slavitt, Esq.
Vice President for Business and Legal Affairs
AVX Corporation
801 17th Avenue South
Myrtle Beach, South Carolina 29577

> **Re: AVX Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed May 19, 2008**
> **File No. 001-07201**

Dear Mr. Slavitt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 41

1.   We note your disclosure at the end of the first paragraph on page 14 of your proxy statement. In future filings please provide complete disclosure of the information requested by Item 404(b) of Regulation S-K.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Attorney-Advisor